Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2010	2011	2012	2013
Pre-tax income from continuing operations	602	693	666	618	401
Plus: Loss from equity investees	—	—	—	—	—
Less: Capitalized interest	(3)	(2)	(4)	(3)	(5)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	599	691	662	615	396
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	301	368	330	297	575
Interest component of rental expense (b)	7	6	6	6	5

Total fixed charges	308	374	336	303	580
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	907	1,065	998	918	976
Ratio of earnings to fixed charges	2.9	2.8	3.0	3.0	1.7

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
(b)	Includes interest expense of $294 million for the year ended December 31, 2013, related to the remeasurement of the like-kind exchange tax position. See Note 14 — Income taxes of the Exelon Form 10-K for the year ended December 31, 2013, for additional information regarding the like-kind exchange tax position.